362 [redacted]

08000301

082-01716

POWER FINANCIAL CORPORATION

N E W S   R E L E A S E

SUPPL

FOR IMMEDIATE RELEASE

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Montréal, Québec, January 9, 2008 – Power Financial Corporation announces that its Board of Directors has approved the appointment of Mr. Philip K. Ryan as Executive Vice-President and Chief Financial Officer.

Mr. Ryan has been employed for 22 years with Credit Suisse Group in financial management roles and in investment banking to financial institutions, including serving as Chief Financial Officer of Credit Suisse Group.

Mr. Michel Plessis-Bélair will retire as Executive Vice-President and Chief Financial Officer, having passed the Corporation's normal age of retirement. He will continue as a Director of Power Financial Corporation, Power Corporation, and certain affiliated companies.

Mr. Plessis-Bélair joined Power Financial Corporation in 1986 as Senior Vice-President, Finance and Administration. He was named Executive Vice-President and Chief Financial Officer in 1997.

Mr. Ryan will also join Power Corporation of Canada as Executive Vice-President and Chief Financial Officer.

These executive changes are expected to take effect prior to January 31, 2008.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

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Power Financial Corporation is a diversified management and holding company that has interests, directly or indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. It also has substantial holdings in a diversified industrial group based in Europe. Power Financial Corporation is a member of the Power Corporation of Canada group of companies.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's, its subsidiaries' or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

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For further information, please contact:

Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

FOR IMMEDIATE RELEASE

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Montréal, Québec, January 9, 2008 – Power Corporation of Canada announces that its Board of Directors has approved the appointment of Mr. Philip K. Ryan as Executive Vice-President and Chief Financial Officer.

Mr. Ryan has been employed for 22 years with Credit Suisse Group in financial management roles and in investment banking to financial institutions, including serving as Chief Financial Officer of Credit Suisse Group .

Mr. Michel Plessis-Bélair will retire as Chief Financial Officer, having passed the Corporation's normal age of retirement. He will continue to serve the Power group as Vice-Chairman of the Board of Directors of Power Corporation of Canada. He will also continue as a Director of Power Financial Corporation and certain affiliated companies.

Mr. Plessis-Bélair joined Power Corporation in 1986 as Vice-President, Finance and Administration. He was named Senior Vice-President, Finance and Administration in 1986, Executive Vice-President and Chief Financial Officer in 1991, and Vice-Chairman and Chief Financial Officer in 1996.

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Mr. Ryan will also join Power Financial Corporation as Executive Vice-President and Chief Financial Officer.

These executive changes are expected to take effect prior to January 31, 2008.

Power Corporation is a diversified international management and holding company with interests in the financial services industry in North America and Europe. Through affiliates, Power Corporation holds diversified industrial interests in Europe and China.

Forward-looking Statements

Certain statements in this news release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' or affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation, its subsidiaries or affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation's, its subsidiaries and affiliates, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' or its affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

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For further information, please contact: Edward Johnson
Senior Vice-President, General
Counsel and Secretary
Tel: (514) 286-7400

END